UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
SPECIALIZED DISCLOSURE REPORT

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Science Applications International Corporation
(Exact Name of Registrant as Specified in Its Charter)

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Delaware	001- 35832	46-1932921
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)
12010 Sunset Hills Road Reston, Virginia (Address of principal executive offices)		20190 (Zip Code)
Steven G. Mahon
Executive Vice President, General Counsel and Corporate Secretary, (703) 676-2014
(Name and telephone, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) under the Exchange Act for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Science Applications International Corporation (“we” or “us”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2019.
The description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of the RCOI are included in our Conflict Minerals Report, attached as an exhibit to this Form SD.
The Form SD and Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at http://investors.saic.com/sec-filings. The content of any website referred to in this Form SD or the related Conflict Minerals Report is included for general information only and is not incorporated by reference in this Form SD or the related Conflict Minerals Report.

Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.02 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Science Applications International Corporation

By:	/s/ Steven G. Mahon
Steven G. Mahon
Executive Vice President, General Counsel and Corporate Secretary
Date: May 20, 2020